Pacific Rim Mining Corp.
Interim Consolidated Balance Sheets
(Prepared by Management)
In thousands of U.S. dollars

	As at	As at
	October 31,	April 30,
ASSETS	2006	2006
	(unaudited)	(audited)
Current Assets
Cash, cash equivalents and bullion
Cash and cash equivalents	$1,360	$1,757
Temporary investments (Note 4)	12,376	14,620
Bullion (Note 5)	490	533
Receivables	191	166
Production inventory	427	278
	14,844	17,354
Property, Plant and Equipment (Note 6)	4,537	4,307
Closure Fund (Note 7)	3,319	3,248
	$22,700	$24,909

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,074	$882
Asset retirement obligations - current portion (Note 9)	103	143
	1,177	1,025
Asset Retirement Obligations (Note 9)	1,815	1,849
	2,992	2,874

SHAREHOLDERS’ EQUITY
Share Capital (Note 10)
Authorized:
unlimited common shares without par value
Issued and fully paid:
106,701,960 shares outstanding (105,590,960 @
Apr.30/06)	74,582	74,178
Contributed Surplus - Statement attached	1,851	1,181
Deficit - Statement attached	(56,725)	(53,324)
	19,708	22,035
	$22,700	$24,909

APPROVED BY THE BOARD OF DIRECTORS:

“Paul B. Sweeney”	, Director
“Catherine McLeod-Seltzer”	, Director

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Income (Loss)
(Prepared by Management)
In thousands of U.S. dollars, except for per share amounts
(unaudited)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2006	2005	2006	2005
Revenue
Sales	$2,595	$1,712	$4,205	$3,430

Cost of Sales
Operating costs	1,724	1,096	2,690	2,000
Depreciation, depletion and
amortization	4	6	8	11
	1,728	1,102	2,698	2,011
Mine Operating Income	867	610	1,507	1,419

Expenses (Income)
Exploration
- direct	2,344	1,437	4,518	2,527
- stock-based compensation
(Note 10)	104	15	115	30
General and administrative
- direct	593	247	1,006	473
- stock-based compensation	448	53	554	116
Foreign ( exchange )	(93)	-	59	(26)
Interest income	(187)	(46)	(357)	(78)
	3,209	1,706	5,895	3,042

Loss Before Unusual Item	(2,342)	(1,096)	(4,388)	(1,623)

Recovery of Investment In
Andacollo Mine (Note 1 &
13(b))	1,000	2,304	1,000	3,350
Income (Loss) for the Period
Before Taxes	(1,342)	1,208	(3,388)	1,727

Income Taxes	(13)	-	(13)	-

Income (Loss) for the Period	(1,355)	1,208	(3,401)	1,727
Income (Loss) Per Share -
Basic and Diluted	$(0.01)	$0.01	$(0.03)	$0.02
Weighted average shares
outstanding during the period	106,701,960	81,256,654	106,336,868	81,049,744

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Shareholders' Equity
(Prepared by Management)
In thousands of U.S. dollars
(unaudited)

	Share Capital - Common Shares
			Contributed	Accumulated	Total
	Number	Amount	Surplus	Deficit	Equity

Balance - April 30, 2006	105,590,960	$74,178	$1,181	$(53,324)	$22,035
Shares issued for cash –
options exercised	959,000	293	-	-	293
Shares issued for services	152,000	111	-	-	111
Stock-based compensation	-	-	670	-	670
Income for the period	-	-	-	(3,401)	(3,401)

Balance – October 31, 2006	106,701,960	$74,582	$1,851	$(56,725)	$19,708

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Cash Flows
(Prepared by Management)
In thousands of U.S. dollars
(unaudited)

	Three Months		Six Months
	Ended		Ended
	October 31,		October 31,
	2006	2005	2006	2005
Operating Activities
Income (Loss) for the period	(1,355)	$1,208	$(3,401)	$1,727
Adjustment to reconcile income (loss)
to cash flow provided by operations:
Depletion, depreciation and
amortization	7	13	15	18
Stock-based compensation	552	68	669	146
Stock issued for services	-	-	111	-

Net interest earned on closure fund	(41)	(32)	(71)	(61)
	(837)	1,257	(2,677)	1,830
Changes in non-cash working capital:
Accounts payable and accrued
liabilities	168	77	192	(448)
Closure cost expenditures	(41)	(36)	(74)	(67)
Inventories	353	(116)	(105)	(238)
Receivables	166	24	(25)	71
Cash Flow Provided by (Used for),
Operating Activities	(191)	1,206	(2,689)	1,148
Investing Activities
Temporary investment redemption	880	(13)	2,244	29
Purchase of property, plant and
equipment	(237)	(1)	(245)	(14)
Cash Flow Provided By Investing
Activities	643	(14)	1,999	15
Financing Activities
Shares issued for cash, net of
issuance cost	-	76	293	333
Cash Flow Provided By Financing
Activities	-	76	293	333

Net Increase (Decrease) in Cash and
Cash Equivalents	452	1,268	(397)	1,496
Cash and cash equivalents -
Beginning of period	908	654	1,757	426
Cash and Cash Equivalents - End of
Period	$1,360	$1,922	$1,360	$1,922

- See Accompanying Notes –

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

1.	Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in other mineral claims in El Salvador, Chile and Argentina.

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada.

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III, International Pacific Rim S.A. and Pacific Rim Chile Limitada.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these interim consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2006.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2006 (the “Annual Report”).

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owns the permanently closed Andacollo Mine were written off in December, 2000 with a corresponding charge to income at that time. Proceeds from creditor distributions and payments related to subsequent sales of the previously written off assets are credited in the year received to income as “Recovery of Investment in Andacollo Mine”.

2.	Significant Accounting Policies and Accounting Changes

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. For previous periods please refer to the Company’s annual report.

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, temporary investments, bullion, receivables, closure fund, accounts payable, and asset retirement obligation. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

4.	Temporary Investments

	October 31,	April 30,
	2006	2006
Guaranteed Investment Certificate *	$12,376	$14,620
Maturity date	August 24, 2007	April 3, 2007
Interest Rate per annum	4.0%	3.6%

* The guaranteed investment certificates, guaranteed by a large North American banking institution are callable on demand and pay interest on all amounts invested for more than thirty days.

5.	Bullion

	October 31, 2006		April 30, 2006
	Gold	Silver	Gold	Silver
Ounces at refinery	1,224	33,427	1,200	11,929
Market value per ounce ($/oz.)	$607.20	$12.24	$652	$13.50
Market value	$743	$409	$782	$161
Total market value	$1,152		$943
Valuation – lower of cost and market	$490		$533

6.	Property, Plant and Equipment

	October 31,	April 30,
	2006	2006
Office Equipment and Vehicles	$218	$207
Accumulated depreciation	(197)	(190)
	21	17
Rawhide Mining Facility	24,135	24,135
Accumulated depreciation and amortization	(24,102)	(24,093)
	33	42
Mining Property Acquisition Costs – El Salvador	4,483	4,248
	$4,537	$4,307

7.	Closure Fund

The Denton-Rawhide Closure Fund investments of $3,319 at October 31, 2006 (April 30, 2006 - $3,248) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at October 31, 2006 was approximately $3,389 (April 30, 2006 - $3,276).

At October 31, 2006, the closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these trusts until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

8.	Mineral Properties

a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii)

By agreement dated March 29, 2006, the Company has superseded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement the Company has prepaid an annual rental fee in the amount of $29 with the option to purchase the parcel for a payment of $971 at any time up to April 1, 2007. Subsequent to October 31, 2006, the Company commenced the process of exercising its option to purchase the parcel and advanced $300 of the $971 payment.

iii)	The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos.

iv)

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. This agreement was subsequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the Cerro Colorado and Zamora exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Yearly payments:	The greater of:
First anniversary	100,000 shares or $100 in shares of the Company
Second anniversary	140,000 shares or $140 in shares of the Company
Third anniversary	200,000 shares or $200 in shares of the Company
Fourth anniversary	300,000 shares or $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advanced royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the amended agreement, 100,000 shares of the Company were issued on November 8, 2006. Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

8.	Mineral Properties - Continued

b)	Denton-Rawhide Joint Venture

i)	The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	October 31,	April 30,
	2006	2006
Current assets	$927	$814
Property, plant and equipment	33	42
Closure fund	3,319	3,248
Current liabilities	(570)	(415)
Long-term liabilities	(1,815)	(1,849)
Net assets	$1,894	$1,840

The condensed statements of operating income of the Company’s 49% interest are as follows:

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005
Sales	$2,595	$1,712	$4,205	$3,430
Costs and expenses	(1,728)	(1,102)	(2,698)	(2,011)
Net income	$867	$610	$1,507	$1,419

The condensed statements of cash flows of the Company’s 49% interest are as follows:

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005

Cash flows provided by operations	$1,294	$394	$1,523	$891
Cash flows provided by (used for)
investment activities	-	(1)	-	(14)
Cash flows provided by (used for)
financing activities	-	-	-	-

Net cash flows	$1,294	$393	$1,523	$877

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

8.	Mineral Properties - Continued

b)	Denton-Rawhide Joint Venture - continued

ii)

By agreement dated October 28, 2004 and subsequently amended effective October 1, 2006, between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the closing date. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow. The October 1, 2006 amendment extended the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October 31, 2007 (formerly October 31, 2006).

c)	Other Exploration Properties

The Company holds exploration rights on mineral claims in Argentina and Chile which are largely unexplored and undeveloped.

9.	Asset Retirement Obligations

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,918 at October 31, 2006 (April 30, 2006 - $1,992) of which $1,815 (April 30, 2006 - $1,849) is long-term and $103 (April 30, 2006 - $143) is current. The closure fund (Note 7), held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

Accrued closure costs	October 31, 2006	April 30, 2006
Current	$103	$143
Long-term	1,815	1,849
Reclamation expenditures during the period	$(74)	$(33)

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

10.	Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock options outstanding at that date were combined, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding options granted under the 2002 Plan. The 2006 Plan replaces the 2002 Plan and the Company has discontinued granting any options under the 2002 Plan. However, any outstanding options granted under the 2002 Plan will continue to be governed by the 2002 Plan.

Current option details are as follows:

		Number of Options

	Pre				Weighted Average
	Amalgamation	October	August	Total	Exercise Price
	Plans	2002 Plan	2006 Plan		(in Cdn $)	Expiry
Options outstanding at April 30,
2006	959,000	4,267,500	-	5,226,500	$ 0.60	2006-2010

6 mos. ended October 31, 2006	-	1,000,000	-	1,000,000	$ 0.78	2011
– granted/(expired)	(959,000)	-	-	(959,000)	$ 0.29	2006

			1,470,000	1,470,000	$0.78	2011
Options outstanding at October
31, 2006	-	5,267,500	1,470,000	6,737,500		2007-2011

Vested as at October 31, 2006	-	4,284,167	700,000	4,984,167		2007-2011

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

10.	Share Capital - Continued

Stock Options – continued

The following table summarizes information about stock options outstanding to directors and employees as at October 31, 2006.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
April 18, 2007	$ 0.62	1,685,000	1,685,000
July 23, 2008	$ 0.43	130,000	130,000
October 8, 2008	$ 0.85	1,190,000	1,190,000
February 18, 2010	$ 0.75	1,250,000	933,333
January 26, 2008	$ 0.93	12,500	12,500
June 15, 2011	$ 0.74	500,000	166,667
August 27, 2011	$0.92	500,000	166,667
August 28, 2011	$0.92	1,470,000	700,000
		6,737,500	4,984,167

Stock-based compensation expenses as calculated using the Black-Scholes Option Pricing Model are summarized below with the assumptions used in the pricing model.

Stock-based Compensation
Expense :	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005
Administrative costs	$448	$53	$554	$116
Exploration costs	104	15	115	30
Total stock-based comp.	$552	$68	$669	$146

Black-Scholes Assumptions for option grants during quarter ended October 31, 2006

Date of option grant	August 29, 2006	August 28, 2006	June 16, 2006
Average risk free interest rate	4.05%	4.07%	4.07%
Average expected option life	4 years	4 years	4 years
Stock volatility – based on trading history	77.874%	77.902%	79.015%
Dividend payments during life of option	none	none	none
Total fair value of option granted	Cdn$ 797	Cdn$ 273	Cdn$ 226

For information regarding the fair value of previously granted options and the assumptions used in calculating the fair value please refer to the April 30, 2006 annual report.

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

11.	Gold Forward Sales Contracts – (Metal Prices in U.S. Dollars)

At October 31, 2006, the Company had no outstanding forward sales contracts. At April 30, 2006, the Company’s gold forward sales contract position consisted of 3,000 ounces for future delivery of gold at various dates from May 2006 to October 2006 at an average price of $639 per ounce.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

12.	Income Taxes

The Company has used prior period losses to eliminate income taxes that would otherwise be payable on current period income.

13.	Commitments

a) Lease Commitments

The Company is committed to payments under operating leases for office premises, office equipment and vehicles described in Note 13 of the audited consolidated financial statements contained in the April 30, 2006 annual report of the Company.

b) Sale of Subsidiaries Owning Andacollo Mine Property

The Company entered into an agreement dated September 21, 2005, with an arms-length buyer, to sell 100% of the shares of the Cayman and Chilean subsidiaries that own the previously written off Andacollo Mine assets for a total price of $5,400. $3,000 of the sale price was received upon signing the agreement. The first payment of $1,000 against a $2,400 promissory note was received on September 20, 2006 as scheduled. The remaining payment of $1,400 due on September 20, 2007 will be recorded when received. The promissory note bears no interest and is secured by a charge over the assets sold.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2006
In thousands of U.S. dollars, except for share amounts
(unaudited)

14.	Segmented Information

	October 31,	April 30,
	2006	2006

Total Assets
Canada	$13,614	$16,392
USA	4,369	4,146
El Salvador	4,715	4,347
Argentina	2	24
Chile	-	-

Total	$22,700	$24,909

Total Property, Plant and Equipment
Canada	$21	$15
USA	33	44
El Salvador	4,483	4,248
Argentina	-	-
Chile	-	-

Total	$4,537	$4,307
	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
Revenue, Excluding Interest Income	2006	2005	2006	2005
USA	$2,595	$1,712	$4,205	$3,430

Total	$2,595	$1,712	$4,205	$3,430

Depreciation, Depletion and Amortization
Canada	$3	$1	$6	$1
USA	4	5	9	10
El Salvador	-	-	-	-
Argentina	-	-	-	-
Chile	-	-	-	-

Total	$7	$6	$15	$11

Net Income (Loss)
Canada	$(699)	$(191)	$(1,146)	$(408)
USA	783	517	1,360	1,243
El Salvador	(2,349)	(1,349)	(4,469)	(2,379)
Argentina	(89)	(65)	(143)	(70)
Chile	999	2,296	997	3,341

Total	$(1,355)	$1,208	$(3,401)	$1,727

15.	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.